Lundin Mining Corporation
150 King Street West, Suite 1500
Toronto, ON M5H 1J9
Phone: 416 342 5560 Fax: 416 348 0303
www.lundinmining.com

NEWS RELEASE

TENKE PROJECT UPDATE

Toronto, July 22, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to provide an update on the Tenke Fungurume Copper/Cobalt Project, in Katanga Province, Democratic Republic of Congo. Lundin Mining holds a 24.75 % interest in Tenke Fungurume. The project is under construction by operating partner Freeport-McMoRan Copper & Gold Inc. ("Freeport"). Upon completion of this first phase of Tenke development, the mine is expected to produce approximately 115,000 metric tonnes per annum ("tpa") of copper cathode, and 8,000 tpa cobalt. First copper and cobalt production is forecast in the second half of 2009.

The copper and cobalt hydroxide plant design and procurement is substantially complete. Cobalt refinery and acid plant design and procurement is advancing. Construction progress has picked up significantly over the last several months since the end of the rainy season, aided by additional construction and logistics management brought in by Freeport from various global mining projects.

Tailings embankment construction, concrete installation, structural steel, process tank and pipe rack erection are well advanced and critical activities are being advanced on a 24 hour a day basis. SAG mill components, mixer-settler cells, and other equipment and bulk materials are on site to facilitate mechanical equipment and piping installation commencing in August. The project’s largest load, the high voltage transformers arrived on site during the second quarter and have been installed. Power line construction is well advanced and several local transformers have been energized.

Camp expansion and permanent worker housing construction continues in stages to facilitate the increasing work force size, and the first phase of village relocation was successfully accomplished. The total construction and operations work force is now in excess of 4,500 workers most of which are Congolese nationals. Site safety performance continues to be excellent with a project total reportable incident frequency rate of 0.6 – a commendable statistic in any location.

Lundin Mining and Freeport have committed to long term regional infrastructure investments in the DRC at an unprecedented level. Through a financing and technical support agreement with the Congolese government state power authority, the Tenke project partners are advancing $US 140 million in funds for refurbishment of the Nseke hydro power generating station and upgrades to transmission lines and transformers to significantly improve reliability and overall power available on the grid.

Transportation is one of the greatest challenges to rebuilding of the economy in the DRC. Led by Freeport, a consortium of mining companies has initiated critically needed national highway upgrading work between the cities of Likasi and Kolwezi, in advance of the rainy season which normally starts in November.

Project sponsored social investment programs also continued to expand including local micro enterprise businesses, agricultural capacity building initiatives, malarial abatement, new medical facilities, and two new schools now in full operation. The project with support from the Lundin for Africa Foundation has now installed 32 fresh water wells serving 24 regional villages with another dozen wells planned prior to year end. Tenke’s social programs are conducted with the assistance of several internationally recognized non-government organizations ("NGO’s") to ensure best practices are used in defining and implementing community investments. The project is being developed to the highest of industry standards including the Equator Principles, the Extractive Industry Transparency Initiative and applicable World Bank/IFC standards.

Commissioning planning and an extensive operator training program has been a significant priority. In excess of 100 Congolese nationals have undergone training at various Freeport global mining operations and are being mobilized to site for construction assistance and pre-production activities.

During the last quarter, outstanding progress was achieved in pre-stripping of the Kwatebala deposit which is enabling high grade ore stockpiling to support a rapid plant startup. Last September, starting with Kwatebala pre-stripping activities, the Tenke project initiated the use of a continuous miner, a first ever approach to sedimentary hosted copper mining. This equipment negates the need for traditional blasting and crushing of the ore and is intended to provide a highly selective means of mining the high grade material, thereby minimizing waste dilution and losses. Performance of the continuous miner has met and exceeded expectations and a second unit is on its way to support commencement of commercial operations.

In late June, supported by recent results from the extensive concession wide exploration program and ongoing Freeport process test work, strategic meetings were held on major expansion planning. A series of mine expansion objectives is evolving and studies are advancing for the first phase of oxide plant expansion with construction to potentially commence immediately upon initial operations startup next year.

On Behalf of the Board,

Phil Wright
President and CEO

Tenke Fungurume Plant Site

Electrolyte Pipe Rack	SAG Mill Shell on Site

Tank Farm Area	Camp – Permanent Housing

Heavy Truck Shop	Mixer Settlers on site